FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Management Day 2017: Shell updates company strategy and financial outlook, and outlines net carbon footprint ambition.

•	Scrip dividend programme to be cancelled with effect from the fourth quarter 2017 dividend.

•	Annual organic free cash flow outlook increased to $25 to $30 billion by 2020, at $60 per barrel (real terms 2016)

•	Company sets ambition to reduce the net carbon footprint of its energy products in step with society’s drive to align with the Paris Agreement goals

LONDON, November 28, 2017 – Royal Dutch Shell plc (Shell) Chief Executive Officer, Ben van Beurden, today updated investors on the company’s strategy, setting out plans to grow returns and free cash flow, and outlining its ambition to reduce the net carbon footprint of its energy products.

“Our next steps as we re-shape Shell into a world-class investment aim to ensure that our company can continue to thrive, not just in the short and medium term but for many decades to come,” said van Beurden. “These steps build on the foundations of Shell’s strong operational and financial performance, and my confidence in our strategy and our ability to deliver on the promises we make.”

Van Beurden highlighted three updates from his presentation: “We have increased our outlook for organic free cash flow, which has been consistently strong over the past five quarters. We have also made significant progress with our divestment programme, allowing us to reduce net debt in that time. Meanwhile, we intend to cancel our scrip dividend programme with effect from the fourth quarter 2017.”

The company also announced a net carbon footprint ambition covering not just emissions from its own operations but also those produced when using Shell products. “Shell aims to cut the net carbon footprint of its energy products – expressed in grams of CO2 per megajoule consumed – by around half by 2050. As an interim step, by 2035, we aim to reduce it by around 20%,” said van Beurden. “We will do this in step with society’s drive to align with the Paris goals, and we will do it by reducing the net carbon footprint of the full range of Shell emissions, from our operations and from the consumption of our products.”

Van Beurden concluded: “Taken together, these next steps, and the strategy and portfolio strength that underpin them, will deepen Shell’s financial resilience and competitiveness, help to ensure our long-term business relevance and keep us firmly on the path to becoming and remaining a world-class investment.”

Financial outlook

Shell has made the following updates to the company’s financial outlook:

•	The outlook for annual organic free cash flow has increased to $25 to $30 billion by 2020 at a Brent crude oil price of $60 per barrel (real terms 2016). This is $5 billion more than the outlook Shell provided during its capital markets day in June 2016.

•	Debt reduction remains a priority. Gearing stood at 25.4% at the end of Q3 2017 and additional divestment proceeds of more than $5 billion since then mean that 20% gearing is in sight.

•	The delivery of new projects continues, and the company remains on track to deliver 1 million barrels of oil equivalent per day, and $10 billion of cash flow from operations from new projects by 2018 (at $60 per barrel, real terms 2016). We expect to deliver an incremental $5 billion cash flow from operations by 2020.

•	The $30 billion divestment programme between 2016 and 2018 is almost delivered, with deals worth $23 billion completed (headline), $2 billion announced, and $5 billion in advanced progress. Once this programme is completed the company expects to continue divestments at an average rate of more than $5 billion until at least 2020.

•	The company’s commitment to capital discipline remains. Annual capital investment will continue to be between $25 and $30 billion, and at current oil prices capital investment will be managed towards the bottom end of that range, or lower if needed.

•	Annual underlying operational expenditure will remain below $38 billion until 2020, with efficiency gains expected to deliver further reductions, building on the more than 20% reduction in operational expenditure since 2014.

The company expects to continue to grow organic free cash flow throughout the 2020s at a more moderate rate. Increased distributions to shareholders in the form of share buybacks in line with the plans confirmed below is expected to support a stronger growth in its metrics per share.

Increasing distributions to shareholders

The company is confident it can cancel its scrip dividend programme while investing at sufficient levels to maintain value accretive growth in the portfolio. The strength of its balance sheet, coupled with stronger cash flow and a relentless focus on capital efficiency, discipline and flexibility, have given the company the confidence to cancel the scrip dividend programme with effect from the fourth quarter 2017 dividend. Separately, as per intentions stated in December 2015 at the time of the combination with BG, the company is confirming the plans for share buybacks of at least $25 billion in the period 2017-2020, subject to progress with debt reduction and recovery in oil prices.

Strategy updates

Against the backdrop of ongoing volatility in the energy sector, Shell today presented the following updates to investors:

•	In Integrated Gas, the resilience and good financial performance of the business continue to be underpinned by its position as a leader in both the global liquefied natural gas (LNG) and gas-to-liquids value chains, as well as by the underlying strength Shell sees in natural gas and LNG markets. To sustain its strength and competitive advantage in LNG through the 2020s, the company will continue to assess opportunities for selective growth – cost competitiveness will be a key decision criterion.

•	Upstream has implemented a successful and continuing operational excellence programme, delivering more production and lower costs. A focus on capital efficiency and portfolio optimisation has led to a more resilient and competitive performance. Management is confident in the growth, increasing returns and sustainability of the company’s upstream portfolio into the next decade.

•	Downstream continues to deliver strong financial performance, due to highly integrated refining, trading and marketing operations, and premium products, in addition to competitive growth in the Chemicals business. Strong brand and customer reach are key differentiators that Shell will leverage further to increase the size of this growing and high return business.

•	The development of new energies as a future growth platform will accelerate and the company will increase the capital allocated to this business to $1 to $2 billion per year until 2020. Shell will continue to target opportunities in new fuels and power, two businesses adjacent to its Downstream and gas businesses that play to Shell’s existing strengths in brand and value-chain integration.

Shell groups its seven strategic themes into three categories – cash engines, growth priorities and emerging opportunities.

Integrated Gas, conventional oil and gas, and Oil Products are currently cash engines; deep water and Chemicals are growth priorities; shales and new energies are emerging opportunities. Illustrating the dynamic nature of the company’s portfolio, the intention is for deep water to have become a cash engine by 2020, and shales to have become a growth priority by 2020.

Reducing net carbon footprint

Shell further positioned itself for the future today by unveiling its ambition to cut the net carbon footprint of its energy products by around half by 2050. As an interim step, by 2035 it will aim for a reduction of 20%.

The company will measure its progress by disclosing the net carbon footprint not just from its operations and energy use, as it does now, but also from the use of its energy products, expressed in grams of CO2 per megajoule consumed and taking account of any emissions offset. This measure will be tracked over time, with reviews every five years to ensure Shell is progressing in line with societal progress towards the carbon footprint reduction required to meet the Paris goals.

“Tackling climate change is a cross-generational, global and multi-faceted effort,” van Beurden said. “This is a challenge for the whole planet, for all of society, for customers, for governments and indeed for businesses. It will mean meeting increasing energy demand with an ever-lower carbon footprint. And it is critical that our ambition covers the full energy lifecycle from production to consumption. We are committed to play our part.’’

Royal Dutch Shell plc

The Hague, November 28, 2017

ENQUIRIES:
Investor Relations:
Europe	+ 31 (0) 70 377 4540
North America	+1 832 337 2034

Media:
International	+44 (0) 207 934 5550
Americas	+1 832 337 4355

CAUTIONARY NOTE

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains the following forward-looking Non-GAAP measures: Organic Free Cash Flow, Free Cash Flow, Capital Investment, Gearing, Underlying Operating Expenses. Shell is unable to provide a reconciliation of the above forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile the above Non-GAAP measure to the most comparable GAAP financial measure is dependent on future events some which are outside the control of the company, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures consistent with the company accounting policies and the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Royal Dutch Shell plc’s financial statements.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2016 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, November 28, 2017. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

This announcement contains inside information

November 28, 2017

Contact:

•	Linda Szymanski, Company Secretary

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	L.M. Szymanski
Name: L.M. Szymanski
Title: Company Secretary

Date: November 28, 2017